

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Paul Kellenberger
Chief Executive Officer
zSpace, Inc.
55 Nicholson Lane
San Jose, CA 95134

>   **Re: zSpace, Inc.**
>   **Amendment No. 3 to Draft Registration Statement on Form S-1**
>   **Submitted May 13, 2024**
>   **CIK No. 0001637147**

Dear Paul Kellenberger:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 15, 2024 letter.

Amendment No. 3 to Draft Registration Statement submitted May 13, 2024

Summary Financial Data, page 12

1.   As the performance conditioned stock options have been forfeited, please explain why your pro forma financial information and capitalization table continue to disclose a pro forma adjustment for stock-based compensation expense associated with stock options for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2023, and the performance event-based vesting condition that will be satisfied in connection with this offering. Please revise your disclosures as necessary.

2.   We note on page F-36 that the KIA loan was converted to NCNV preferred stock in January 2024 which will convert into common shares in connection with the IPO. You also disclose that in March 2024 you obtained additional convertible debt that will

also convert into common shares in connection with the IPO. Please revise pro forma net loss per common share, the pro forma balance sheet, as well your capitalization table and dilution disclosures to reflect these transactions. Also, revise your disclosures in footnote 1 on page 12 to indicate that net loss per common share reflects the amounts converted from debt into common shares as opposed to convertible preferred stock.

Consolidated Financial Statements
Note 7. Stock-based Compensation Expense, page F-29

3. We note your revised disclosures in response to prior comment 4. We are unable to recalculate the $0.27 weighted average grant date fair value of options granted in 2022 using the Black-Scholes inputs you disclose on page F-30. Please explain to us in your response how you determined a fair value of $0.27 and provide us with each of the specific inputs used in the Black Scholes calculation for the 2022 grants.

4. You disclose in the table on page F-31 that all of the performance conditioned vesting stock options granted in 2022 were forfeited in 2023. Please tell us and revise to disclose what led to the forfeitures in 2023 and tell us whether these stock options were replaced with new stock options.

Note 14. Subsequent Events, page F-36

5. We note that in April 2024, you granted stock options to purchase a total of 5,028,756 common shares, which have varying vesting periods ranging from immediate at time of the grant to three years from grant date or service start date. Please tell us the weighted average grant date fair value of these options, the fair value of the underlying common stock, each of the Black-Scholes inputs used in your valuations, and whether such awards contain a performance condition based on an IPO. Also, revise to disclose the amount of estimated stock-based compensation expense that will impact your future financial statements. Refer to ASC 855-10-50-2(b).

Please contact Dave Edgar at 202-551-3459 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: M. Ali Panjwani